Exhibit (a)(1)(vi)(a)

Amended and Restated Reminder Communication to Eligible Cumberland Pharmaceuticals Inc. Employees, Directors and Advisors, to be delivered on or about May 7, 2012.

To Cumberland Pharmaceuticals Inc. Employees, Directors and Advisors Eligible for the Exchange Program:

The Cumberland Exchange Program with respect to certain outstanding stock options will close in 11 business days. Participation in the Exchange Program is voluntary. In order to participate in the Exchange Program, your final documents must be received by 11:59 p.m. EDT on Friday, May 21, 2012.

The Exchange Program materials contain important information including an offering memorandum that should be read carefully prior to making a decision whether to participate in the Exchange Program. Should you wish to participate, or to change your decision, please follow the instructions in your materials, and submit both your Election Form and Information Sheet to Cumberland Pharmaceuticals Inc. by either:

*	scanning the form and information sheet and e-mailing them with the subject line “Exchange Program” to: optionexchange@cumberlandpharma.com<mailto:optionexchange@cumberlandpharma.com>; or

*	sending them by first-class U.S. Mail to Cumberland Pharmaceuticals, Inc., 2525 West End Avenue, Suite 950, Nashville, Tennessee 37203, Attn: Option Exchange.

You may obtain, free of charge, another written copy of the offering memorandum and other materials by calling Michelle Mays at (615) 255-0068 or sending an e-mail to mmays@cumberlandpharma.com<mailto:mmays@cumberlandpharma.com>. These materials may also be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov<http://www.sec.gov>.